भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

FILE NO. 82.4524

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बॉण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक [redacted]
मादाम क[redacted]
मुंबई 40

Shares & Bonds Department
Central Office,
[redacted] Bhavan, Madame Cama Marg,
[redacted] 021.
91-22-285 5348

RECD S.E.C.
AUG - 2 2004
1086

04035887

जा. क्रमांक / No. : CO/S&G/VR/2004/ 2192 / Date : 27.07.2004

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT
UNAUDITED(REVIEWED) FINANCIAL RESULTS FOR THE QUARTER ENDED 30TH JUNE, 2004

SUPPL

We enclose for your information a copy of our letter No.CO/S&B/VR/2004/2171 dated the July 27, 2004 addressed to The Stock Exchange, Mumbai alongwith a copy of the unaudited(Reviewed) financial results for quarter ended 30th June, 2004.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

Encl. : a/a.

PROCESSED
03 2004
THOMSON FINANCIAL

dlw 8/3

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बॉण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/फॅक्स/Fax: 91-22-285 5348

The Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

FILE NO. 82.4524

जा. क्रमांक / No.: CO/S&B/VR/2004/2171 दिनांक / तारीख / Date : 27.07.2004

Dear Sir,

LISTING AGREEMENT
UNAUDITED(REVIEWED) FINANCIAL RESULTS FOR THE QUARTER ENDED 30TH JUNE, 2004

In terms of Clause 41 of the Listing Agreement with the Exchange, we forward herewith a copy of the unaudited(reviewed) financial results of the Bank for the quarter ended the 30th June, 2004, taken on record by the Central Board of the Bank at its meeting held on date.

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. a.a

SHARES & BONDS
CORPORATE CENTRE

FILE NO. 82.4524

STATE BANK OF INDIA

Central Office, Mumbai - 400 021

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 30TH JUNE 2004

(Rs.in crores)

	Particulars	Quarter ended 30.06.2004 (Reviewed)	Quarter ended 30.06.2003 (Reviewed)	Year ended 31.03.2004 (Audited)
1	**Interest Earned** (a) + (b) + (c) + (d)	**7686.57**	**7770.26**	**30460.48**
	(a) Interest/discount on advances/bills	**2987.22**	2848.76	11267.17
	(b) Income on Investments	**3989.93**	3938.44	15715.51
	(c) Interest on balances with Reserve Bank of India and other interbank funds	**513.54**	791.08	2499.39
	(d) Others	**175.88**	191.98	978.41
2	**Other Income**	**1538.72**	1752.94	7612.45
	(A) TOTAL INCOME (1+2)	**9205.29**	**9523.20**	**38072.93**
3	**Interest Expended**	**4712.50**	**5085.57**	**19274.16**
4	**Operating Expenses** (e) + (f)	**2421.39**	**1910.69**	**9245.31**
	(e) Payments to and provisions for employees	**1710.44**	1347.05	6447.69
	(f) Other Operating Expenses	**710.95**	563.64	2797.62
	(B) TOTAL EXPENDITURE (3) + (4) (excluding Provisions and Contingencies)	**7133.89**	**6996.26**	**28519.47**
	(C) OPERATING PROFIT (A - B) (Profit before Provisions and Contingencies)	**2071.40**	**2526.94**	**9553.46**
	(D) Provisions and Contingnecies (net of write-back)	**328.66**	791.58	4628.10
	--- of which provisions for Non-performing assets	**210.00**	650.00	3702.75
	(E) Provision for Taxes	**684.34**	835.00	1244.36
	(F) NET PROFIT (C - D - E)	**1058.40**	**900.36**	**3681.00**
5	**Paid-up equity Share Capital**	**526.30**	**526.30**	**526.30**
6	**Reserves excluding revaluation reserves** (as per balance sheet of previous accounting year)	**19704.98**	**16677.08**	**19704.98**
7	**Analytical Ratios**			
	(i) Percentage of shares held by Government of India	**nil**	**nil**	**nil**
	(ii) Capital Adequacy Ratio	**13.82%**	**13.71%**	**13.53%**
	(iii) Earnings per Share	**20.11**	**17.11**	**69.94**
		(not annualised)	(not annualised)	
	(iv) (a) Amount of gross non-performing assets	12871.57	13351.49	12667.21
	(b) Amount of net non-performing assets	5544.14	5153.65	5441.73
	(c) % of gross NPAs	7.67	9.37	7.75%
	(d) % of net NPAs	3.45	3.84	3.48%
	(v) Return on Assets (Annualised)	0.99%	0.96%	0.94%
8	**Shareholding pattern**			
	a) Reserve Bank of India ...... No. of shares	**314338700**	**314338700**	**314338700**
	...... % of shareholding	**59.73%**	**59.73%**	**59.73%**
	b) Others ...... No. of shares	**211960178**	**211960178**	**211960178**
	...... % of shareholding	**40.27%**	**40.27%**	**40.27%**

Unaudited Segment-wise Revenue, Results and Capital Employed

(Rs.in crores)

		Particulars	Quarter ended 30.06.2004 (Reviewed)	Quarter ended 30.06.2003 (Reviewed)	Year ended 31.03.2004 (Audited)
1		**Segment Revenue (income)**			
	a	Banking Operations	7846.33	7737.44	31335.29
	b	Treasury Operations	4706.96	5725.95	21989.43
		Total	**12553.29**	**13463.39**	**53324.72**
		Less : Inter Segment Revenue	3677.07	3983.27	15413.10
		Net Income from Operations	**8876.22**	**9480.12**	**37911.62**
2		**Segment Results (Profit before tax)**			
	a	Banking Operations	1129.29	488.86	1835.71
	b	Treasury Operations	373.01	1292.05	3815.62
		Total	**1502.30**	**1780.91**	**5651.33**
		Less : Unallocated expenses (net of unallocated income)	-240.44	45.55	725.97
		Operating Profit	**1742.74**	**1735.36**	**4925.36**
		Less : Income Tax	684.34	835.00	1244.36
		Net Profit	**1058.40**	**900.36**	**3681.00**
3		**Segment Assets**			
	a	Banking Operations	371366.06	346624.29	371366.06
	b	Treasury Operations	203745.14	192371.83	203745.14
	c	Unallocated	4067.04	18829.64	4067.04
		Less : Eliminations	171362.96	181949.26	171362.96
		Total	**407815.28**	**375876.50**	**407815.28**
4		**Segment Liabilities**			
	a	Banking Operations	353095.50	331062.18	353095.50
	b	Treasury Operations	201784.76	189356.13	201784.76
	c	Unallocated	0.00	0.00	0.00
		Less : Eliminations	167296.26	161744.86	167296.26
		Total	**387584.00**	**358673.45**	**387584.00**

(Segment Assets and Liabilities are as on 31st March of the previous year)

शे. एवं बा SHARES & BONDS

1. The working results for the quarter ended 30th June 2004 have been arrived at after considering provisions for NPAs, Bonus, Gratuity, Pension, Leave Encashment, Investment Depreciation, Income Tax (after adjustment for deferred tax), Wealth Tax, and other contingencies on an estimated basis.
2. Payments to and provisions for Employees for the quarter ended 30th June 2004 include an amount of Rs.88.63 crores being the Deferred Revenue Expenditure relating to Voluntary Retirement Scheme implemented in FY 2000-01 amortised on pro-rata basis.
3. In respect of foreign exchange transactions, the Bank is consistently following FEDAI/RBI guidelines, which are mandatory, instead of the Accounting Standard 11 of the ICAI.
4. In line with the guidelines prescribed by RBI and being followed by all other banks domestically, the basis of valuation of investments in AFS and HFT categories has been changed during the current year, wherein investments are valued after netting off classification-wise depreciation and appreciation, computed scrip-wise, and providing for net depreciation in each classification while ignoring net appreciation. The earlier system, discontinued with effect from 1st April, 2004, was to provide depreciation scrip-wise while ignoring appreciation. Had the earlier system been continued, provision would have been higher by Rs.2242.76 crores and profit before tax would have been lower by the same amount.
5. From the Current quarter ended on 30.6.2004, the Loss on redemption of securities in the Available for Sale Category has been recognized after adjusting the underlying specific provisions held against these securities as against accounting of the same on gross basis in the Income from Investments in the earlier quarters. However, there is no impact on the Net profit for the quarter.
6. The provisions and contingencies include an adhoc provision of Rs.100.00 crores towards arrears of salary payable to the employees, pending settlement of wage revision under industry level negotiations.
7. Number of Investors Complaints received and disposed of during the quarter ended 30th June, 2004 : (i) Pending at the beginning of the quarter -54. (ii) Received during the quarter -1898. (iii) Disposed of during the quarter -1909. (iv) Lying unresolved at the end of the quarter -43.
8. The figures of previous periods have been regrouped, wherever necessary, to correspond to current periods' classification.

The above results have been taken on record by the Central Board of the Bank on the 27th July 2004 and subjected to Review by Auditors.

New Delhi
Date : 27th July, 2004

ASHOK K. KINI
Managing Director & Group Executive
(National Banking)

C. BHATTACHARYA
Managing Director & Group Executive
(Corporate Banking)

A. K. PURWAR
Chairman

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

RECD S.E.C.
AUG - 2 2004
1086

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बॉण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/फॅक्स/Fax: 91-22-285 5348

FILE NO. 82.4524

जा. क्रमांक / No. : CO/S&B/VR/2004/ 2223

दिनांक / तारीख / Date : July 29, 2004

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT
GENERAL MEETING OF SHAREHOLDERS OF THE BANK
FOR ELECTION OF SHAREHOLDER DIRECTORS

We enclose for your information a copy of our letter No.CO/S&B/VR/2004/2196 dated the July 29, 2004 addressed to Bombay Stock Exchange alongwith a copy of Notice dated the 19th July, 2004.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

Encl. : a/a.

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बॉण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/फॅक्स/Fax: 91-22-285 5348

The Executive Director,
Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

FILE NO. 82.4524

जा. क्रमांक / No. : CO/S&B/VR/2004/2196

दिनांक / तारीख / Date : July 29, 2004

Dear Sir,

LISTING AGREEMENT
GENERAL MEETING OF SHAREHOLDERS OF THE BANK
FOR ELECTION OF SHAREHOLDER DIRECTORS

In terms of Clause 31(c) of the Listing Agreement we enclose six copies of the Notice dated the 19th July, 2004, issued by our Chairman advising our shareholders that the General Meeting of the shareholders of the Bank will be held at Nehru Centre, Dr. Annie Besant Road, Worli, Mumbai-400018(Maharashtra) on Tuesday, the 31st August, 2004 at 10.00 A.M.

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. a.a

True Copy

SHARES & BONDS
CORPORATE CENTRE

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

STATE BANK OF INDIA

NOTICE

A General Meeting of the shareholders of the State Bank of India will be held on Tuesday, the 31st August, 2004 at Nehru Centre, Dr.Annie Besant Road, Worli, Mumbai-400018 (Maharashtra), at 10.00 A.M. for the transaction of the following business:-

> "to elect two directors to the Central Board of the Bank under the provisions of Section 19(C) of the State Bank of India Act, 1955"

2. The nomination forms, for the election of the directors, are available with the Secretariat of the Chief General Managers at all the Local Head Offices and the Central Board Secretariat at the Central Office of the Bank. The nomination forms with all connected documents should be received by the Bank at its Central Office not less than 14 clear days before the date fixed for the meeting i.e., before 5.45 P.M. on Monday, the 16th August, 2004; no nomination form received after the due date will be considered. The cover should be superscribed "NOMINATION FORM FOR ELECTION OF SHAREHOLDER DIRECTORS" and addressed to:

The Secretary,
Central Board,
State Bank of India,
17th Floor, State Bank Bhawan,
Madame Cama Road,
Mumbai – 400 021

3. a) Any Shareholder with 50 shares and above, registered for a minimum period of 3 months prior to the date of the meeting and who continues to be a shareholder in the register of Bank's shareholders as on the date of election is eligible to vote.

b) Any Shareholder with 500 and above unencumbered shares registered in his/her own right, is eligible to contest the election.

Central Office,
Madame Cama Road,
Mumbai - 400 021.
Dated : 19th July, 2004.

(A.K.PURWAR)
CHAIRMAN

भारतीय स्टेट बैंक

सूचना

स्टेट बैंक के शेयरधारकों की महासभा मंगलवार दिनांक 31अगस्त, 2004 को सुबह 10 बजे नेहरु सेन्टर, डॉ. एनी बेसंट रोड, वरली, मुंबई 400 018 (महाराष्ट्र) में निम्नलिखित कार्य हेतु आयोजित की जाएगी :-

'भारतीय स्टेट बैंक अधिनियम 1955 की धारा 19 (ग) के प्रावधानों के अंतर्गत बैंक के केन्द्रीय बोर्ड के लिए दो निदेशकों को निर्वाचित करना'

2 निदेशकों के निर्वाचन के लिए नामांकन फार्म सभी स्थानीय प्रधान कार्यालयों के मुख्य महाप्रबंधकों के सचिवालय एवं बैंक के केन्द्रीय कार्यालय मे केन्द्रीय बोर्ड सचिवालय में उपलब्ध हैं. नामांकन फार्म सभी संबंधित दस्तावेजों के साथ केन्द्रीय कार्यालय में बैठक की नियत तिथि से 14 दिन पूर्व अर्थात सोमवार, 16 अगस्त, 2004 को अपराह्न 5.45 बजे से पहले प्राप्त हो जाने चाहिए. नियत तिथि के पश्चात प्राप्त नामांकन पत्रों पर विचार नहीं किया जाएगा. लिफाफे पर **"शेयर धारक निदेशक के निर्वाचन हेतु नामांकन फार्म"** लिखा होना चाहिए तथा इसे निम्नांकित पते पर भेजा जाए :

सचिव,
केन्द्रीय बोर्ड,
भारतीय स्टेट बैंक,
17 वी मंजिल,
स्टेट बैंक भवन,
मादाम कामा रोड,
मुंबई 400 021

3 क) ऐसे शेयर धारक जिनके पास, बैठक के दिनांक से कम से कम 3 माह पूर्व 50 एवं इससे अधिक शेयर हैं तथा जो निर्वाचन की तिथि तक बैंक के शेयर धारक रजिस्टर में शेयर धारक के रुप में पंजीकृत हैं, उन्हें मत देने की पात्रता है.

ख) ऐसे शेयर धारक जिनके पास अपने स्वयं के 500 एवं इससे अधिक अभारित शेयर हैं, उन्हें चुनाव लड़ने की पात्रता है.

केन्द्रीय कार्यालय
मादाम कामा रोड
मुंबई, 400 021
दिनांक : 19 जुलाई, 2004

(अरुण कुमार पुरवार)
अध्यक्ष